                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b).
                           (AMENDMENT NO. _________)*


                              ARRAY BIOPHARMA INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   04269X-10-5
                                 --------------
                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------

CUSIP No. 04269X-10-5                                       Page 2 of 5 Pages

-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          DAVID L. SNITMAN, PH.D.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES CITIZEN

--------------------------------------------------------------------------------
                                  5      SOLE VOTING POWER
                                         1,543,403
           NUMBER OF
             SHARES               ----------------------------------------------
          BENEFICIALLY            6      SHARED VOTING POWER
            OWNED BY                     0
              EACH
           REPORTING              ----------------------------------------------
             PERSON               7      SOLE DISPOSITIVE POWER
             WITH:                       1,543,403

                                  ----------------------------------------------
                                  8      SHARED DISPOSITIVE POWER
                                         0

--------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,543,403

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               [ ]

--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               6.7%

--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN

--------------------------------------------------------------------------------

-----------------------                                  -----------------------

CUSIP No. 04269X-10-5                                       Page 3 of 5 Pages

-----------------------                                  -----------------------

ITEM 1(a)         NAME OF ISSUER:

                  This Schedule 13G relates to Array BioPharma Inc, a Delaware corporation (the "Company").

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The Company's principal executive offices are located at 1885 33rd Street, Boulder, Colorado 80301.

ITEM 2(a)         NAME OF PERSON FILING:

                  David L. Snitman, Ph.D.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1885 33rd Street, Boulder, Colorado 80301

ITEM 2(c)         CITIZENSHIP:

                  United States

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  This Schedule 13G relates to the Company's common stock, par value $0.001 per share (the "Common Stock").

ITEM 2(e)         CUSIP NUMBER:

                  The CUSIP Number for the Company's Common Stock is
04269X-10-5.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [ ]      Broker or dealer registered under Section 15
                                    of the Exchange Act.

                  (b)      [ ]      Bank as defined in Section 3(a)(6) of the
                                    Exchange Act.

                  (c)      [ ]      Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act.

                  (d)      [ ]      Investment company as defined in Section 8
                                    of the Investment Company Act.

                  (e)      [ ]      An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E).

                  (f)      [ ]      An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g)      [ ]      A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)      [ ]      A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act.

-----------------------                                  -----------------------

CUSIP No. 04269X-10-5                                       Page 4 of 5 Pages

-----------------------                                  -----------------------

                  (i)      [ ]      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c) (14) of the Investment Company
                                    Act.

                  (j)      [ ]      Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

ITEM 4            OWNERSHIP:

                  (a)      Amount beneficially owned: 1,543,403 (1)

                  (b)      Percent of class: 6.7% (2)

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or direct the vote:
                                    1,543,403

                           (ii)     Shared power to vote or direct the vote: 0

                           (iii) Sole power to dispose or to direct the disposition of: 1,543,403

                           (iv) Shared power to dispose or to direct the disposition of: 0

                  (1) Includes 100,000 shares of Common Stock held in trust for the benefit of Dr. Snitman's minor children and options to purchase 12,192 shares of Common Stock that are exercisable within 60 days of December 31, 2000.

                  (2) Based on 22,956,188 shares of Common Stock outstanding as of December 31, 2000.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

                  Not applicable.

-----------------------                                  -----------------------

CUSIP No. 04269X-10-5                                       Page 5 of 5 Pages

-----------------------                                  -----------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: February 7, 2001


                                       /s/ David L. Snitman
                                       -----------------------
                                       David L. Snitman, Ph.D.